October 20, 2014

Via Edgar Filing

CONFIDENTIAL TREATMENT REQUESTED

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Ashford Hospitality Trust, Inc.
File No. 001-31775

Dear Mr. Duchovny:

In response to your comment letter of 1/10/14, in response to your first comment UNITE HERE amended its proxy statement to include two additional reminders of the right to revoke (there was already one in the prior proxy statement) as well as adding language about the schedule for gathering and submission of signatures which will help guide shareholders in terms of when any future revocation should be submitted.

In response to your second comment, be advised on a confidential basis that a majority has not yet been achieved. The progress of a dissident solicitation is not something normally disclosed to anyone other than the shareholders themselves, as public release could cause harm to such solicitation. Thank you for your consideration.

We are also in receipt of your comment letter of 10/17 and will get you supporting materials soon.

Sincerely,

Andrew J. Kahn

AJK:ja